Filed Pursuant to Rule 433

Registration Statement No. 333-167534

July 29, 2010

Issuer Free Writing Prospectus

Republic of Chile

Ps. 272,295,000,000.00 CLP-Denominated 5.50% Notes Due 2020

Final Terms and Conditions

As of July 29, 2010

Issuer:	Republic of Chile.

Title:	CLP-Denominated 5.50% Notes Due 2020.

Ratings[1]:	Aa3/A+/A/AH (Moody’s/S&P/Fitch/DBRS).

Principal amount:	Ps. 272,295,000,000.00.

Maturity date:	August 5, 2020.

Settlement date (T+5):	August 5, 2010.

Public Offering Price:	100.00% plus accrued interest, if any, from August 5, 2010. The Public Offering Price will be payable in U.S. dollars based on an exchange rate of Chilean pesos into U.S. dollars of Ps. 523.45 per U.S.$1.00.

Interest:	5.500% per annum payable semi-annually in arrears in U.S. dollars, calculated as described in “Conversion of the Payment Amounts” below.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on February 5 and August 5 of each year, starting on February 5, 2011.

Conversion of the Payment Amounts:	All amounts due in respect of principal and interest will be paid in U.S. dollars, calculated by the Calculation Agent by exchanging the Chilean peso amounts into U.S. dollars at the Average Dólar Observado rate (as defined in the preliminary prospectus supplement accompanying the registration statement) on the applicable Rate Calculation Date.

Rate Calculation Date:	The third business day preceding each interest or principal payment date.

Denominations:	Ps. 50,000,000 and integral multiples of Ps. 500,000 in excess thereof.

Day count:	30/360.

Type:	SEC Registered; Global.

CUSIP/ISIN:	168863 AU2/US168863AU21.

Governing Law:	New York.

Calculation Agent:	The Bank of New York Mellon.

Listing:	Application has been made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF market.

Joint Bookrunners/ Allocation:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service, Fitch Ratings Limited and DBRS Limited. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049 and J.P. Morgan Securities Inc. at 1-866-846-2874.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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